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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year	Commission

Ended December 31, 2022	File Number 001-14905

REVISED PROFIT SHARING PLAN FOR THE EMPLOYEES OF THE GOVERNMENT

EMPLOYEES COMPANIES

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(Name of Plan)

BERKSHIRE HATHAWAY INC.

3555 Farnam Street,

Omaha, Nebraska 68131

(Name of Issuer of Securities held pursuant to Plan and

address of its principal executive office.)

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REQUIRED INFORMATION

The Revised Profit Sharing Plan for the Employees of the Government Employees

Companies is subject to the Employee

Retirement Income Security Act of 1974.

Item 4. In lieu of the requirements of Items 1, 2 and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and Report of Independent Registered Public Accounting Firm thereon are being filed as Exhibit 99.1 to this Report:

(a)	Statements of Net Assets Available for Plan Benefits – December 31, 2022 and 2021;

(b)	Statements of Changes in Net Assets Available for Plan Benefits

-	Years Ended December 31, 2022 and 2021;

(c)	Notes to Financial Statements; and

(d)	Report of Independent Registered Public Accounting Firm.

The Consent of Independent Registered Public Accounting Firm to the incorporation by reference, in Registration Statement No. 333-53046 of Berkshire Hathaway Inc. on Form S-8, of their report dated June 28, 2023 appearing in the Plan’s Annual Report on Form 11-K for the year ended December 31, 2022 is being filed as Exhibit 23.1 to this Report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plans Administrative Committee for the Revised Profit Sharing Plan for the Employees of the Government Employees Companies has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Retirement Plans Administrative Committee for the Revised Profit Sharing Plan for the Employees of the Government Employees Companies

Date: June 28, 2023	By: /s/ Shannon M. Hobbs ----------------------------------

Shannon M. Hobbs

Authorized Committee Member

EXHIBITS

The following Exhibits are being filed with this Annual Report on Form 11-K:

(23)	CONSENT OF EXPERTS AND COUNSEL:

23.1	Consent of Johnson Lambert LLP

(99)	ADDITIONAL EXHIBITS

99.1	Audited Financial Statements of the Revised Profit Sharing Plan for the Employees of the Government Employees Companies for the years ended December 31, 2022 and 2021